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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67987

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22   AND ENDING 12/31/22
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **E.K. WALLACE SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

25 West 13th Street, Apt. 1AN
(No. and Street)

New York	NY	10011
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

EVERETT K. WALLACE	212-965-1400	rett@ekwsllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)
5/5/09		3514	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __EVERETT K. WALLACE_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __E.K. WALLACE SECURITIES LLC_____, as of __December 31_____, 2 __022__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Everett Kathelen Wallace II_____

Title: _CEO_____

See attached certificate
_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ALL-PURPOSE ACKNOWLEDGMENT

State/Commonwealth of ___TEXAS___)
)
☐ City ☑ County of ___Travis___)

On ___02/16/2023___ before me, ___Jacob Henson___,
        Date   *Notary Name*

personally appeared ___Everett Kenhelm Wallace II___
                                              Name(s) of Signer(s)

☐ personally known to me **-- OR --**

☐ proved to me on the basis of the oath of _____ **-- OR --**
                                          Name of Credible Witness

☑ proved to me on the basis of satisfactory evidence: ___driver_license___
                                                    Type of ID Presented

to be the individual(s) whose name(s) is (are) subscribed to the within instrument, and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies) and by proper authority, and that by his/her/their signature(s) on the instrument, the individual(s), or the person(s) or entity upon behalf of which the individual(s) acted, executed the instrument for the purposes and consideration therein stated.

WITNESS my hand and official seal.



Notary Public Signature: ___(signature)___

Notary Name: ___Jacob Henson___
Notary Commission Number: ___133605927___
Notary Commission Expires: ___02/28/2026___

Notarized online using audio-video communication

Notary Seal:
NOTARY PUBLIC · STATE OF TEXAS
Jacob Henson
ID NUMBER
133605927
COMMISSION EXPIRES
February 28, 2026

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: ___Form X-17A-5, Annual Report___

Document Date: ___02/16/2023___   Number of Pages (w/ certificate): ___3___

Signer(s) Other Than Named Above: ___N/A___

Capacity(ies) Claimed by Signer(s)	**Capacity(ies) Claimed by Signer(s)**
Signer's Name: ___Everett Kenhelm Wallace II___	Signer's Name: ___N/A___
☐ Corporate Officer Title: _____	☐ Corporate Officer Title: _____
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator	☐ Trustee ☐ Guardian of Conservator
☑ Other: ___Chief Executive Officer___	☐ Other: _____
Signer Is Representing: _____	Signer Is Representing: ___N/A___
___E.K. Wallace Securities LLC___	

E.K. WALLACE SECURITIES LLC

Financial Statements
For the Year Ended December 31, 2022
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
E.K. Wallace Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of E.K. Wallace Securities LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

February 21, 2023
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

E.K. Wallace Securities LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	15,613
Prepaid expenses and deposits		3,906
Total assets		19,519

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses		2,670
Total liabilities		2,670
Member's Equity		16,849
Total liabilities and member's equity	$	19,519

See accompanying notes.

E.K. Wallace Securities LLC
Statement of Operations
For the Year Ended December 31, 2022

Revenue		
Investment Banking	$	-
Expenses		
Professional services		17,110
Technology and communications		750
Other		2,726
Total expenses		20,586
Net Loss	$	(20,586)

See accompanying notes.

E.K. Wallace Securities LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

	Total
Balance, December 31, 2021	$ 15,435
Member contributions	22,000
Net loss	(20,586)
Balance, December 31, 2022	$ 16,849

See accompanying notes.

E.K. Wallace Securities LLC
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities:		
Net loss	$	(20,586)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in prepaid expenses and deposits		573
Change in accounts payable and accrued expenses		1,270
Net cash used by operating activities		(18,743)
Cash flows from financing activities:		
Member contributions		22,000
Net cash provided by financing activities		22,000
Net increase in cash:		3,257
Cash:		
Beginning of year		12,356
End of year	$	15,613

See accompanying notes.

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: E.K. Wallace Securities LLC (the "Company") is a registered broker dealer organized under the laws of the state of New York in December 2007 that began business as a broker dealer in March 2011. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is investment banking services. As a limited liability company, the member's liability is limited to their contributed capital.

Cash: The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Income Taxes: The Company is taxed as a sole proprietorship. Therefore, the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue would be reflected as deferred revenue.

The Company recognizes success fee revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

E. K. WALLACE SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE 2 - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2022, the Company had net capital of $12,943, which was $7,943 in excess of its minimum required net capital of $5,000, and the percentage of aggregate indebtedness to net capital was 20.63%.

NOTE 3 – RELATED PARTY TRANSACTION

The Company operates from office space provided by its Member at no cost to the Company.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if this related party transaction did not exist.

NOTE 4 - CONTINGINCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2022.

NOTE 5 – NET LOSS

The Company has incurred a loss during the year ended December 31, 2022 and was dependent upon capital contributions from its member for working capital and net capital. The Company's member has represented that he intends to continue to make capital contributions, as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

E.K. Wallace Securities LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2022

Net capital:

Total member's equity	$	16,849
Less non-allowable assets:		
Prepaid expenses and deposits		3,906
Net capital before haircuts		12,943
Less haircuts		-
Net capital		12,943
Less minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	7,943
Aggregate indebtedness	$	2,670
Percentage of aggregate indebtedness to net capital		20.63%

Reconcilation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2022.

There was no significant difference between net capital in Part IIA Form X-17A-5 and the computation above.

E.K. Wallace Securities LLC

Schedule II
Computation For Determination Of Reserve Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As Of December 31, 2022

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

Schedule III
Information Relating To The Possession Or Control Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As of December 31, 2022

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 8, 2023

RUBIO CPA, PC
3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326

To Whom it May Concern:

We, as members of management of E.K. Wallace Securities LLC (the "Company ") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving private placement of securities, mergers and acquisitions advisory services and selling tax shelters or limited partnerships in primary distributions activity throughout the year ended December 31, 2022, without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2022 to December 31, 2022 without exception.

Everett Wallace

Signed: _____

Name: Everett Wallace

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
E.K. Wallace Securities LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) E.K. Wallace Securities LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) E.K. Wallace Securities LLC stated that E.K. Wallace Securities LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. E.K. Wallace Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E.K. Wallace Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 21, 2023
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC